

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 13, 2017

William T. Yardley
President and Chairman of the Board
Spectra Energy Partners, LP
5400 Westheimer Court
Houston, Texas 77056

> **Re: Spectra Energy Partners, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 1-33556**

Dear Mr. Yardley:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products


cc: Allen Capps, Controller, Enbridge (U.S.) Inc.